UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION
OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-13174
NORBORD INC.

(Exact name of registrant as specified in its charter)
1 Toronto St., Ste 600
Toronto, ON
Canada, M5C2W4
(416) 365-0705

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.125% Debentures due 2008 and 7.250% Debentures due 2012

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

FORM 15F

PART I

     Item 1. Exchange Act Reporting History

A.

The undersigned, Norbord Inc., formerly NexFor Inc. (the "Company"), is the successor of Noranda Forest Inc. ("Noranda Forest") as a result of the amalgamation in 1998 of Noranda Forest and NFI Forest Holdings Inc., which resulted in the formation of NexFor Inc. By application, dated September 3, 1991 (the "Application") Noranda Forest claimed the exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Act") in respect of its securities (file no. 82-3173). Pursuant to Rule 12g3-2(f) under the Act, by an amendment dated August 15, 2007, the Company elected to furnish the materials required by Rule 12g3-2(b) by making them available through the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") or, if not required to be posted on SEDAR, on the Company's website. The Company published notice of this intent on July 25, 2007, which was furnished to the Commission under cover of Form 6-K on July 25, 2007.

B.

The Company incurred Section 15(d) reporting obligations in connection with the filing of registration statements on Form F-9 on February 20, 1991 in respect of a Company's 8.125% Debentures due March 20, 2008 (file no. 333-13174) and on June 19, 2002 in respect of the Company's 7.250% Debentures due July 1, 2012 (file no. 333-90904). Norbord Inc. has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the twelve months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Act.

    Item 2. Recent United States Market Activity

Our securities were last sold in the United States in a registered offering under the Securities Act of 1933 ("Securities Act") on July 2, 2002, in connection with a public offering of our 7.250% Debentures due July 1, 2012.

     Item 3. Foreign Listing and Primary Trading Market
     Not Applicable
     Item 4. Comparative Trading Volume Data
     Not Applicable

     Item 5. Alternative Record Holder Information

     Not applicable.

     Item 6. Debt Securities

     As at July 31, 2007, the Depository Trust Company confirmed the total number of record holders of Norbord's debt securities was as follows:

     8.125% Debenture due March 20, 2008            -           69 record holders
     7.250% Debenture due July 1, 2012                 -          106 record holders

     Item 7. Notice Requirement

A.

We published the notice required by rule 12h-6(h) under the Exchange Act, disclosing our intent to terminate our duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, on the date of this Form 15F.

B.

The notice is available on the System for Electronic Document Analysis and Retrieval (SEDAR) as well as on our Internet Web Site. The Notice was disseminated in the U.S. via PR Newswire Service.

     Item 8. Prior Form 15 Filers

A.

Norbord filed a Form 15 on October 27, 2007 with the Securities and Exchange Commission to effectively suspend its reporting obligations under Section 15(d) of the Act.

B.

Not Applicable

C.

See Item 6.

PART II
     Item 9. Rule 12g3-2(b) Exemption
     The address of our Internet Web site is www.norbord.com.
PART III
     Item 10. Exhibits
     A notice required by Rule 12h-6(h) under the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Norbord Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Norbord Inc. certifies that, as represented on this Form, it was complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NORBORD INC.

By: /s/ Michael Botha
Name: Michael Botha
Title: Vice-President and Controller

By: /s/ Lynne C. Taylor
Name: Lynne C. Taylor
Title: Assistant Corporate Secretary